UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2024

Commission File No. 024-11950

Skybound Holdings LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4711413
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Common Interests

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-K (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements.

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

In this Report, the term “Skybound Holdings LLC” or “the Company” or “us” or “we” refers to Skybound Holdings LLC and its subsidiaries on a consolidated basis.

ITEM 1. Business

Skybound Holdings LLC, a Delaware limited liability company, is a creator-focused, multi-platform entertainment company that develops, produces, and monetizes intellectual property. Our portfolio includes comics, television series, films, video games, audio content, and merchandise. We are best known for globally successful franchises such as The Walking Dead and Invincible. Through strategic partnerships, in-house production capabilities, and a network of subsidiaries, we bring engaging content to fans worldwide across a variety of channels.

Skybound Holdings LLC was formed on December 14, 2016 as Mr. Mango LLC. On December 1, 2022, the Company changed its name to Skybound Holdings LLC. The Company is the holding company for a multi-platform entertainment enterprise which owns, develops and commercializes intellectual property across platforms primarily including comics and other books, television, film, video games, tabletop games, digital content, audio programming and music publishing.

On December 16, 2022, the Company began offering for sale, at a fixed price of $100 per limited liability company unit of common equity interest (“Common Units”), up to 750,000 Common Units, for $75 million (such offering, the “Offering”) pursuant to the securities registration exemption afforded by Regulation A and is described in the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11950) (such offering statement, the “Form 1-A,” available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm). The Company raised approximately $17,844 thousand from the Offering, which closed on June 10, 2023. Including the Offering, as of December 31, 2024, the Company raised a total of $59,451 thousand through selling equity membership interests, including units of common interests, preferred interests, options, warrants, and other convertible instruments. On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Unit held. All Units and related amounts have been retroactively restated for all periods presented.

1

The Company, directly or through its subsidiaries, has majority-owned subsidiaries in the art and entertainment industry.

Directly owned subsidiaries

Bumbio LLC is a holding company organized in Delaware on January 17, 2017.

Blah Blah Boys, LLC is a production company organized in Delaware on May 4, 2017.

Dark Stories, LLC is a production company organized in California on December 19, 2013, which engages in certain activities related to projects in production for television and film, including engaging writers and is a signatory to the Writers Guild of America collective bargaining agreement.

IBO, LLC is a music publishing and record label holding company organized in Delaware on December 10, 2018 and is a majority-owned joint venture of the Company.

Anime Productions, LLC is a limited liability company organized in Delaware on June 30, 2016, which was formerly used for a joint venture but currently has no active operations. On June 5, 2024, a Certificate of Amendment was filed with the Secretary of State of the State of Delaware to change the name of the Company’s subsidiary, Itchy Water, LLC to Anime Productions, LLC.

Skybound, LLC owns certain intellectual property and was organized in California on June 2, 2010.

Tea Hot LLC is a production company organized in California on March 3, 2016, which engages in certain activities related to projects in production for television and film, including engaging actors, and is a signatory to the SAG-AFTRA collective bargaining agreement.

This is JoJo, LLC is a production company organized in Delaware on December 22, 2016, which engages in certain activities related to projects in production for television and film, including engaging directors for such works, and is a signatory to the Directors Guild of America collective bargaining agreement.

Viltrumite Pants, LLC is a production company organized in Delaware on May 25, 2018, and is primarily responsible for the production of the animated television series Invincible.

Indirectly owned subsidiaries

Sagafilm ehf. is an Icelandic private limited company and is majority-owned by the Company through Bumbio LLC. Sagafilm ehf. is a production company that engages in production for television and film in Iceland. Sagafilm ehf. owns Sagafinance ehf., which is an Icelandic private limited company and engages in certain financing activities related to the production of television and film projects. Sagafilm ehf. also owns the following 12 Icelandic private limited companies which are special purpose vehicles that engage (or previously engaged) in production for television and film in Iceland: Afterlands ehf.; Björgunarþyrlan ehf.; Dead Snow ehf.; European Film Group ehf.; Köld Slóð ehf.; Líf eftir dauðann ehf.; Neytendaþátturinn ehf.; Out of thin air ehf.; Sigurvegarinn TV3 ehf.; Storm ehf.; Superhuman ehf.; and Sýndarferðalag ehf.

Shoe Leather Digital, Inc. is a corporation organized in Delaware on August 30, 2017, owned by the Company through Skybound Interactive, LLC, a subsidiary of Bumbio LLC. Shoe Leather Digital, Inc. is a production company that creates and distributes original digital content.

Skybound Galactic, LLC is a limited liability company organized in Delaware on March 28, 2018, and is a majority-owned joint venture of the Company through Bumbio LLC. Skybound Galactic, LLC is a production company that engages in production for television. Skybound Galactic, LLC also owns two subsidiaries, Superform, LLC, which is a limited liability company organized in Delaware on August 6, 2019, and engages in certain activities related to projects in production for television, including engaging directors, and is a signatory to the Directors Guild of America collective bargaining agreement, and Spacebound, LLC, which is a limited liability company organized in Delaware on February 12, 2019 and engages in certain activities related to projects in production for television, including engaging writers, and is a signatory to the Writers Guild of America collective bargaining agreement.

2

Skybound Game Studios, Inc. is a corporation incorporated in Delaware on September 7, 2017, owned by the Company through Bumbio LLC. Skybound Game Studios, Inc., which publishes and distributes video games, owns two subsidiaries in Europe, Skybound Games Europe B.V., which was organized in the Netherlands and handles video game distribution in Europe, and Skybound Games UK Limited, which was organized in England and Wales and engages certain employees in the United Kingdom. In addition, Skybound Game Studios, Inc. holds majority ownership in 5th Planet Games A/S, a Danish stock company, which is a mobile games publisher and developer. 5th Planet Games A/S owns 5th Planet Games Development ApS, a Danish private limited company, and 5th Planet Games GmbH, a German limited liability company which is currently under liquidation.

Skybound Interactive, LLC is a limited liability company organized in Delaware on March 11, 2014, owned by the Company through Bumbio LLC. Skybound Interactive, LLC is an interactive entertainment company that licenses certain of the Company’s intellectual property rights to third parties for the development of video games.

Skybound Japan K.K. is a corporation incorporated in Japan on September 21, 2022, owned by the Company through Bumbio LLC. Skybound Japan K.K. is a production company that engages in production for television and film in Japan.

Skybound Music Publishing LLC is a limited liability company organized in California on October 17, 2023, and is majority-owned by the Company through IBO, LLC. Skybound Music Publishing LLC is a music publishing company and is an ASCAP member.

Skybound Music Recordings LLC is a limited liability company organized in California on October 17, 2023, and is majority-owned by the Company through IBO, LLC. Skybound Music Recordings LLC is a music label.

The Competitive Landscape

The market for entertainment products is intensely competitive and subject to rapid change. We compete against providers of different sources of entertainment, such as movies, television, video games and other interactive entertainment, comic books, online casual entertainment and music that our customers could enjoy in their free time. Important competitive factors in our industry include the ability to attract and maintain strong relationships with creators, quality and creative integrity of our products, brand recognition, reputation, price, and marketing. We compete against other content creators for distribution of the Company’s content across varied media and platforms. We face competition from a wide range of entertainment providers, including streaming platforms, video game companies, and other media creators. Because consumers have many options for how to spend their free time, we focus on building strong relationships with creators, producing high-quality content, and engaging fans across all platforms. The Company’s merchandise licensing, publishing and retail businesses compete with other licensors, publishers and retailers of character, brand and celebrity names. Operating results for the merchandise business are influenced by seasonal consumer purchasing behavior and by the timing and performance of programming broadcasts, publication and game and theatrical releases.

We also compete against streaming entertainment providers and content producers in developing new relationships with creators and acquisitions or licenses of new content for commercialization by the Company according to its model across various media.

The Company’s internet websites and digital content products compete with other websites and entertainment products in their respective categories.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for ongoing engagement with a dedicated audience of fans of the Company’s intellectual property.

3

The Company’s Team

As of the date of this Report, the Company employs 280 full-time employees and 8 part-time employees.

Legal Proceedings

In the ordinary course of business, the Company may become involved in legal proceedings or may be subject to claims, or the Company may encounter content and items for sale that may infringe its copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company-owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with advice of the Company’s counsel. The materiality and results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company’s business because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it; however, the Company makes the following disclosure for informational purposes:

●	In November 2024, the City of Los Angeles issued notices to Shoe Leather Digital, Inc. (an indirect wholly owned subsidiary of the Company) and Skybound Galactic, LLC (an indirect majority owned joint venture of the Company) that it would be conducting an audit of Shoe Leather Digital, Inc.’s and Skybound Galactic, LLC’s tax payments to the City of Los Angeles for the audit period 2022-2024. The audits are still in process.

●	In April 2024, the Company was made aware of an unconfirmed report concerning a cloud storage server connected to a North Korean IP address. The server supposedly contains an Invincible animation sketch. In response to the report, the Company published the following statement on April 21, 2024:

“We do not work with North Korean companies, or any affiliated entities, and have no knowledge of any North Korean companies working on our animation. Our policies strictly prohibit any subcontracting to any third-party without our express prior written consent, which, in this case, was neither sought nor granted. We also mandate that all our service providers fully comply with all applicable rules and regulations and prohibit disclosures of materials by our service providers to third parties.

Skybound Entertainment takes these allegations seriously and has initiated a thorough internal review to verify and rectify any potential issues. We have also notified the proper authorities and are cooperating with all appropriate bodies.”

In an abundance of caution, the Company notified the U.S. Department of the Treasury, Office of Foreign Assets Control, regarding the matter, via a voluntary self-disclosure dated April 21, 2024, and supplemental voluntary self-disclosure dated May 17, 2024. The Company continues to implement its Sanctions Compliance Program (SCP) to further address sanctions compliance obligations at the organizational level.

●	On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) filed a lawsuit in Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit the Invincible IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest.

●	Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Spanish. The publisher has failed to make payments of royalties and other fees since 2022. Skybound, LLC has terminated its relationship with the publisher and is exploring its legal options to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates at least $127 thousand in unpaid royalties and at least $160 thousand in other fees are owed by the publisher, but additional unreported royalties and accrued interest may be applicable. Skybound, LLC filed a claim with the Spanish courts in late 2024.

4

●	Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in German. The publisher has failed to make payments of royalties and other fees. Skybound, LLC has terminated its relationship with the publisher and is discussing a payment plan to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates $214 thousand in unpaid royalties and other fees, plus additional accrued interest. The publisher made an upfront good faith payment of $30 thousand in November 2024 and has agreed to make monthly payments of $10 thousand until paid in full.

●	On February 28, 2025, Skybound Games Europe B.V. (an indirect wholly owned subsidiary of the Company) sent a pre-litigation demand letter to a video game distributor in accordance with the Practice Direction on Pre-Action Conduct and Protocols contained in the Civil Procedure Rules for the Courts of the United Kingdom. The letter asserted repudiatory breach of contract among other causes action. Skybound Games Europe B.V. had granted a license to the video game distributor to physically distribute certain video games in accordance with a Master Distribution Agreement and relevant statements of work thereto. Skybound Games Europe B.V. has asserted that the video game distributor failed to pay open invoices for video-game units that it purchased and which Skybound Games Europe B.V. delivered to it. In addition, Skybound Games Europe B.V. has asserted that the video game distributor failed to perform its contractual obligation to actually distribute and sell certain units.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in its other reports filed with the Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. While the Company may update forward-looking statements from time to time, it undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Skybound Holdings LLC, and its subsidiaries.

Business Overview

The Company, together with its subsidiaries, is a multiplatform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators’ stories across platforms including comics, television, film, video games, tabletop, books, digital content, audio programming, music publishing and beyond. The Company is home to critically acclaimed global franchises, including The Walking Dead, Invincible, Superfight, and Impact Winter. The Company maintains key partnerships across the entertainment industry, including Universal Pictures and Image Comics, and holds first look development deals with Audible, Amazon, and Universal. The Company’s capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale’s The Walking Dead video game series. The Company, through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, holds majority ownership of mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S closed their acquisition of majority ownership of Sagafilm ehf., a leading independent production company in Iceland for TV and feature films.

5

Sources of Revenue

The Company’s revenue stems from the commercialization of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the commercialization of the Company’s intellectual property by third parties across diverse media platforms, and (3) the Company’s provision of professional services to third parties related to the commercialization of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services.

Operating Results

(in thousands except per unit data)
Years ended December 31,	Unaudited 2024	Unaudited 2023
Revenue	$101,710	$96,475
Cost of revenue	65,493	66,991
Operating expenses
Sales and marketing	6,141	8,036
General and administrative	29,900	25,120
Research and development	14,735	13,467
Other income and expense, net	18,001	(8,485)
Benefit (provision) from income taxes	(782)	1,707
Net loss	$(33,342)	$(6,947)
Net loss attributable to noncontrolling interests	(427)	(27)
Net loss attributable to members	$(32,915)	$(6,920)
Earnings (loss) per Common Unit, basic (1)	(8.38)	(1.58)
Earnings (loss) per Common Unit, diluted (1)	(8.38)	(1.58)

(1) Effective on April 4, 2024, the Company implemented a 5-for-1 forward split of its issued and outstanding limited liability company equity interests (the “Split”). References to the Company’s issued and outstanding limited liability company equity interests contained in this Report, including the financial statements, have been adjusted to reflect the Split, unless otherwise indicated.

6

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS) ATTRIBUTABLE TO MEMBERS

(in thousands)
For the years ended December 31,	Unaudited 2024	Unaudited 2023

Net loss attributable to members	$(32,915)	$(6,920)

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	8,869	11,843
Income tax provision (benefit)	794	(1,707)
Interest expense (income), net	304	821
Equity-based compensation expense	2,724	2,407
Recruiting & severance expense	1,029	954
Non-recurring corporate development projects	-	807
Inventory, returns, and non-recurring adjustments	1,288	730
Software development impairment	2,753	3,234
Goodwill Impairment	12,891	-
Derivative Loss	2,731	-
Funko Fusion mark downs	2,065	-
Adjusted EBITDA(1)	$2,533	$10,527

(1)Adjusted EBITDA is a non-GAAP measure, which we define as net income (loss), excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and certain other items impacting net income (loss) from time to time.

Adjusted EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of Adjusted EBITDA may differ from computations of similarly titled measures of other companies.

Results of Operations

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Operating Results by Segment

(in thousands)

Years ended December 31,

Unaudited 2024	Revenue	Cost of revenue	Gross Profit	Gross Margin
Interactive	$45,360	$29,680	$15,600	35%
Linear Content	$45,707	$30,552	$14,890	33%
Editorial	$7,871	$3,367	$4,504	57%
Merchandise and Tabletop	$1,966	$1,866	$100	5%
Other	$806	$28	$778	97%
Total	$101,710	$65,493	$36,217	35%

(in thousands)

Years ended December 31,

Unaudited 2023	Revenue	Cost of revenue	Gross Profit	Gross Margin
Interactive	$54,162	$32,646	$21,516	40%
Linear Content	$33,278	$28,529	$4,749	14%
Editorial	$4,836	$3,271	$1,565	32%
Merchandise and Tabletop	$3,167	$2,392	$775	24%
Other	$1,032	$153	$879	85%
Total	$96,475	$66,991	$29,484	31%

7

Operating Results by Individual Segment

(in thousands)

Years ended December 31,

Interactive	Unaudited 2024	Unaudited 2023	Increase/(decrease)
Revenue	$45,360	$54,162	$(8,802)
Cost of revenue	29,680	32,646	(2,966)
Gross Profit	$15,608	$21,516	$(5,836)
Gross Margin	35%	40%	(5)%

For the year ended December 31, 2024, Interactive revenue decreased $8,802 thousand due to a decrease in licensing & partnerships revenue resulting from a softening in the licensing market. Cost of revenue decreased by $2,966 thousand due to the decrease in revenue and a mix shift in manufacturing and royalty expenses.

(in thousands)

Years ended December 31,

Linear Content	Unaudited 2024	Unaudited 2023	Increase/(decrease)
Revenue	$45,707	$33,278	$12,429
Cost of revenue	30,552	28,529	2,023
Gross Profit	$15,155	$4,749	$10,406
Gross Margin	33%	14%	19%

For the year ended December 31, 2024, Linear Content revenue increased by $12,429 thousand due to an increase in the number of Invincible episodes as well as production and licensing revenue from Sagafilm’s slate. Cost of revenue increased by $2,023 thousand due to production costs of Invincible and from Sagafilm. The amortization of owned linear content is recorded in the R&D portion of the Profit & Loss Statement.

(in thousands)

Years ended December 31,

Editorial	Unaudited 2024	Unaudited 2023	Increase/(decrease)
Revenue	$7,871	$4,836	$3,035
Cost of revenue	3,367	3,271	96
Gross Profit	$4,504	$1,565	$2,939
Gross Margin	57%	32%	25%

For the year ended December 31, 2024, Editorial revenue increased by $3,035 thousand primarily driven by the launch of new premium titles in partnership with external parties. Cost of revenue increased by $96 thousand on increased revenue offset by a mix shift toward higher margin product.

(in thousands)

Years ended December 31,

Merchandise and Tabletop	Unaudited 2024	Unaudited 2023	Increase/(decrease)
Revenue	$1,966	$3,167	$(1,201)
Cost of revenue	1,866	2,392	(526)
Gross Profit	$100	$775	$(675)
Gross Margin	5%	24%	(19)%

For the year ended December 31, 2024, Merchandise and Tabletop revenue decreased by $1,201 thousand due to a shift toward established licensees in lieu of 1st party initiatives. Cost of revenue decreased by $526 thousand due to lower associated cost of goods sold and other cost adjustments.

8

(in thousands)

Years ended December 31,

Other	Unaudited 2024	Unaudited 2023	Increase/(decrease)
Revenue	$806	$1,032	$(226)
Cost of revenue	28	153	(125)
Gross Profit	$858	$879	$(101)
Gross Margin	97%	85%	12%

Other revenue decreased by $226 thousand and includes other revenue sourced from subsidiaries, equity method accounting from non-consolidating entities, and miscellaneous items not captured within another segment.

(in thousands)

Years ended December 31,

	Unaudited 2024	Unaudited 2023	Increase/(decrease)
Operating Expenses
Sales and Marketing	$6,141	$8,036	$(1,895)
General & Administrative	$29,900	$25,120	$4,780
Research & Development	$14,735	$13,467	$1,268
Operating Expenses Total	50,776	$46,623	4,153

Sales and marketing expenses decreased by $1,895 thousand due to a decrease in promotional campaigns driven by a reduce slate of game releases as well as lower commission expenses from physical distribution sales.

General and administrative expenses increased by $4,780 thousand due to increased headcount to support Skybound’s publishing and marketing initiatives as well as an increase in external professional service costs from 5th Planet Games, FX, and timing adjustments.

Research and development expenses increased by $1,268 thousand due to development costs of additional Sagafilm film and TV titles.

Other Income and Expenses

During the year ended on December 31, 2024, interest income was $333 thousand, with an interest expense of $707 thousand. During the year ended December 31, 2023, interest income was $940 thousand, with an interest expense of $119 thousand.

The Company recorded a gain on foreign currency exchange of $115 thousand and $1,506 thousand for the years ended December 31, 2024, and 2023, respectively.

The Company generated other income (expense) of $(17,742) thousand and $6,158 thousand, excluding interest and foreign currency exchange differences, for the years ended December 31, 2024, and 2023, respectively.

Included in other income was a derivative gain related to the forward purchase contract of 5th Planet Games and the Company’s warrant to acquire shares of a private company of $0 and $23,712 thousand for the years ended December 31, 2024, and 2023, respectively. In 2023 the Company exercised the warrants and sold the underlying shares and recorded a gain of $6,012 thousand.

During the year ended December 31, 2024, the Company recognized a loss of $12,891 thousand related to the impairment of goodwill associated with 5th Planet Games A/S. Additionally, the Company recognized a $2,731 thousand derivative loss resulting from the fair valuation of its SAFE liability, which is recorded as a derivative financial instrument under ASC 815.

9

Income Tax

The Company’s income tax benefit (provision) was $782 thousand and $(1,707) thousand for the years ended on December 31, 2024, and 2023, respectively.

Net Income (Loss)

The Company’s net loss was $33,342 thousand and $6,947 thousand for the years ended December 31, 2024 and 2023, respectively. A substantial portion of increased net loss was due to a goodwill impairment related to 5th Planet Games A/S as the price of the subsidiary’s shares on the Olso Stock Exchange experienced a decline mirrored elsewhere in the publicly traded European gaming sector. A non-cash change in the fair valuation of the Company’s SAFE liability and a provision for the substantial underperformance of a third party’s game on physical distribution sales also contributed to the increased loss year over year.

(in thousands)

Years ended December 31,

	Unaudited 2024	Unaudited 2023	Increase/(decrease)
Total Assets	$121,133	$160,592	$(39,459)
Total Liabilities	$51,487	$58,676	$(7,189)

As of December 31, 2024, the Company possessed assets totaling $121,133 thousand, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, goodwill, equity-method and other investments. As of December 31, 2023, the Company possessed assets totaling $160,592 thousand. The decrease was primarily due to a decrease in cash and cash equivalents from payments to Krafton Inc. (a South Korean development/publishing partner on a video game, as discussed in Note 20 to the Consolidated Financial Statements) as well as payments for the production of additional TV episodes.

As of December 31, 2024, liabilities totaled $51,487 thousand, primarily consisting of accrued expenses and short-term deferred revenue. As of December 31, 2023, liabilities totaled $58,676 thousand, primarily consisting of distributed product payable to Krafton, accrued expenses, and short-term deferred revenue. The decrease in liabilities was primarily due to a decrease in distributed product payable to Krafton Inc and was partially offset by an increase in notes payable in other current liabilities.

Cash Flows from Operating Activities

Net cash used in operating activities was $(25,548) thousand and $(5,566) thousand for the years ended December 31, 2024, and 2023, respectively. The change was primarily due to a pass through disbursement of product payables from the agreement with Krafton Inc in which the bulk of sales occurred in 2023.

Cash Flows from Investing Activities

Net cash provided by (used in) investing activities was $(60) thousand and $6,590 thousand for the years ended December 31, 2024, and 2023, respectively. The change was due to a decrease in proceeds from the sale of stock underlying exercised warrants of a third party.

10

Cash Flows from Financing Activities

Net cash provided by financing activities was $637 thousand and $16,568 thousand for the years ended December 31, 2024, and 2023, respectively. The change was due to differences in timing of and capital raised through the Company’s Regulation A and Regulation CF offering.

Equity Financing

As of December 31, 2024, the Company has raised a total of $59,451 thousand through selling equity membership interests, including common units, preferred units, options, warrants, and other convertible instruments. The Company used the capital raised from its equity financings for several investments and acquisitions.

Liquidity and Capital Resources

The Company has a current ratio of 1.11 as of December 31, 2024, and operating expenses of $50,776 thousand for the year ended December 31, 2024. The Company expects to be able to meet anticipated cash operating expenses and capital expenditures for at least 12 months. The primary sources of the Company’s liquidity are proceeds from its Regulation A offering, Regulation CF offering, SAFE investment and other crowdfunding. The Company also has access to a line of credit of up to $20,000 thousand. The Company also has potential access to additional sources of capital through additional rounds of private capital funding.

Off-Balance Sheet Arrangements

The Company is a guarantor of the following two debt agreements:

1.	Loan Agreement, dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank. The loan is secured by, among other things, a building owned by Blueberry & Chicken, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated April 30, 2021, between the Company and City National Bank.
2.	Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank. The loan is secured by, among other things, a building owned by Spicy Sauce, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated July 20, 2021, between the Company and City National Bank.

Trend Information

Over the next 12 months, the Company anticipates that it will continue its current strategy of bringing creators’ visions for their intellectual property to life across media platforms including comics, television, film, video games, tabletop, books, digital content, audio programming and music publishing, including:

●	continuing to expand the Company’s publishing and distribution of both independent video game titles and video games based on Company-owned IP such as Invincible and Impact Winter;
●	pursuing new strategic partnership opportunities, including the development of anime projects;
●	expanding productions of original television;
●	building robust capabilities internally to address the growing needs of the business in the area of marketing and community management;
●	strengthening internal legal, finance and HR resources;
●	driving additional capital raises through other platforms; and
●	closing on additional M&A deals to expand capabilities in product development and fan engagement.

11

ITEM 3. Directors and Officers

The Company’s managers, executive officers and other significant individuals, their positions and ages as of the date of this Report, their terms of office, and their approximate hours of work per week are as follows:

Name	Position	Age	Term of Office
David Alpert	Chief Executive Officer, Secretary, and Manager	50	Began July 2018*
Jon Goldman	Co-Chairman and Manager	59	Began July 2018**
Robert Kirkman	Co-Chairman, Chief Creative Officer, and Manager	46	Began July 2018***
Gregory Sulak	Chief Financial Officer	57	Began March 2024
Byung Joon Song	Manager	49	Began November 2016
Kevin D. Irwin, Jr.	Manager	50	Began June 2021
Carmen Carpenter	Manager	51	Began July 2022

* Mr. Alpert has been the CEO of Skybound, LLC and certain other subsidiaries of the Company since 2010; Mr. Alpert served as the sole Manager of the Company from May 2017 to July 2018.

** Mr. Goldman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Company since 2013.

*** Mr. Kirkman has been an executive officer of Skybound, LLC and certain other subsidiaries of the Company since 2010.

Executive Officers

David Alpert: Mr. Alpert is CEO and co-founder of the Company. Mr. Alpert co-founded Skybound, LLC in 2010 alongside Robert Kirkman, with the belief that there was a better entertainment model: One that empowers creators with more control of their intellectual property (something seldom seen in the entertainment world). This served as the inspiration for the Company’s business model, The “Wheel of Awesome.” The “Wheel of Awesome” model takes unique IP that can be adapted across all entertainment platforms in order to incubate, launch, and scale incredible content to best serve the creator and fan experience. Under the Company’s approach, a comic book can become a video game, or a TV show can become a podcast, unlocking endless opportunities. As CEO, Mr. Alpert oversees operations, creative development and production, and strategic business initiatives for the Company and its ventures. His day doesn’t stop there – he is also a prolific TV, film, and digital producer on several of Skybound’s 150+ intellectual properties, with awards for The Walking Dead, Invincible, Outcast, Impact Winter, and many more. Mr. Alpert was the winner of the 2021 Ernst & Young “Entrepreneur of the Year” award and a member of the Young Presidents’ Organization (YPO). He graduated with honors from Harvard University and received his JD from New York University School of Law.

Jon Goldman: Mr. Goldman serves as Co-Chairman of the Company. Mr. Goldman’s roots lie heavily in video game venture capital, having started his career at a boutique investment bank focused on US-Asia strategic deals. He brings more than two decades of experience in videogames to the Company, where he focuses on corporate development and general leadership. Mr. Goldman has been instrumental in securing capital for the Company through innovative approaches like Regulation A+, Regulation CF, Kickstarter, and traditional venture investment. In addition to his role at the Company, Mr. Goldman runs two early-stage funds in the videogame and VR gaming areas - Tower 26 VC and GC VR Gaming Tracker Fund. He has also served as a Board Partner at Greycroft and Jerusalem Venture Partners. Mr. Goldman was Founder, Chairman, and CEO of Foundation 9 Entertainment, recognized as one of the largest independent videogame developers in the world, spanning 11 studios and 1000 employees. Foundation 9 created hundreds of videogames based on top-tier global brands such as Star Wars, The Matrix, The Simpsons, and Lord of the Rings. He sold Foundation 9 in 2006. Mr. Goldman holds a BA from Harvard University in Asian Studies (graduating magna cum laude) and is a member of Phi Beta Kappa. He was a fellow at the University of Kyoto, Mombusho and also earned a Management Development for Entrepreneurs (MDE) Certificate from UCLA Anderson School of Management.

12

Robert Kirkman: Mr. Kirkman is the Co-Chairman, Chief Creative Officer and co-founder of the Company. Mr. Kirkman, an advocate for creator rights, co-founded Skybound, LLC alongside his longtime business and producing partner, David Alpert, in an effort to ensure creators are able to maintain their intellectual property rights and creative control. Mr. Kirkman continues to develop and produce multiple personal projects and has collaborations with an extensive list of creators in all divisions of the Company, including comics, interactive games, film and television (traditional and digital platforms), licensing, and merchandising. First and foremost, a comic creator himself, Mr. Kirkman has seen groundbreaking success in the adaptation of his comic book titles into major franchises in all forms of content. In 2010, his Eisner award winning series, The Walking Dead, was developed into a television series. It became a worldwide phenomenon as the highest-rated basic cable drama of all time and was the #1 show on television among the coveted 18-49 demo. The property has also been extended into a blockbuster game franchise, licensing business and ongoing publishing success. Additionally, Mr. Kirkman’s long-running comic Invincible (with co-creator Cory Walker and contributing creator Ryan Ottley) debuted in 2021 as an animated series streaming on Amazon Prime to critical acclaim and was quickly greenlit for two more seasons. The highly anticipated second season debuted in November 2023 and the third season is currently in production. Mr. Kirkman will also produce an adaptation of Invincible for the big screen. The project will be written, directed and produced by Seth Rogen and Evan Goldberg for Universal Pictures. In April 2023, the Dracula feature film, Renfield, from Universal Pictures, premiered, starring Nicolas Cage, Nicholas Hoult, and Awkwafina. Renfield is based on an original idea by Mr. Kirkman, who also serves as producer. Mr. Kirkman serves as consulting producer of The Talking Dead, the popular talk show hosted by Chris Hardwick that deep dives into each week’s episode of both The Walking Dead and its companion series, Fear the Walking Dead. Mr. Kirkman is co-creator, writer, and producer of Fear the Walking Dead, which aired its final season in 2023. He is also executive producer of Robert Kirkman’s Secret History of Comics, and the Korean pre-apocalyptic drama, Five Year. Mr. Kirkman’s popular demonic-exorcism comic, Outcast, was adapted, produced and aired on Cinemax. Additional Kirkman comics include Fire Power (with co-creator Chris Samnee), Oblivion Song (with co-creator Lorenzo De Felici), Die!Die!Die! (with co-creators Chris Burnham and Scott M. Gimple), Super Dinosaur (with co-creator Jason Howard), Battle Pope, Astounding Wolf-Man (with co-creator Jason Howard), Thief of Thieves, and more.

Gregory Sulak: Mr. Sulak is the Chief Financial Officer of the Company. Mr. Sulak oversees the finance and accounting activities of the Company and its subsidiaries, including its publicly-listed subsidiary, 5th Planet Games A/S, on the Olso Stock Exchange. Prior to joining the Company, Mr. Sulak was the Chief Financial Officer of Wondery, Inc., one of the industry’s leading podcast studios, and, since 2021, an Amazon-owned company, with revenue streams in advertising, audio and TV licensing, merchandise sales and subscriptions. With over 20 years of experience in digital media and technology, including roles at Machinima/Warner Bros., Yahoo!, and PricewaterhouseCoopers, Mr. Sulak brings a wealth of knowledge and broad perspective to the Company’s operations. Mr. Sulak holds a California Certified Public Accounting certification (inactive), a Master of Business Administration in Finance and Multinational Management from The Wharton School of the University of Pennsylvania and a Bachelor of Arts in Economics/Business from University of California Los Angeles.

Board of Managers

The board of managers of the Company (the “Board of Managers” or the “Board”) consists of the following members: David Alpert, Jon Goldman, Robert Kirkman, Kevin D. Irwin, Jr., Byung Joon Song, and Carmen Carpenter.

Please see above for biographies of David Alpert, Jon Goldman, and Robert Kirkman.

Kevin D. Irwin, Jr.: Mr. Irwin serves as Chief Executive Officer and Chief Investment Officer at Knollwood Investment Advisory. Mr. Irwin served as Treasurer at Bunting Family Foundation. He is also the Founder of Irwin Tax & Financial Services. He served as Advisor to Spring Capital Partners. He also served as Board Member at Highfive Technologies. Mr. Irwin has a Masters of Science and Finance from Loyola University Maryland and a Bachelor of Science in Accounting & Economics from University of Delaware.

Byung Joon Song: Byung-Joon Song holds the position of Global Strategy Officer (GSO) & Chairman at Com2uS Corp., Global Strategy Officer (GSO) & Chairman at Com2uS Holdings Corp. (f/k/a GAMEVIL Inc.), Chairman at Com2uS Platform Corp., Chairman at WYSIWYG Studios Co., Ltd. and Director at Com2uS USA, Inc. Mr. Song is also on the board of Korea Internet & Digital Entertainment Association. He received an undergraduate degree from Seoul National University.

13

Carmen Carpenter: Carmen Carpenter is a Partner at Investment Bank Evolution Media Capital (“EMC”), an affiliate of Creative Artists Agency, focusing on the media, entertainment, and sports industries. EMC has advised on transactions with value in excess of $80 billion for its clients. Prior to joining EMC, Carmen served as Senior Vice President at Bank of America Merrill Lynch in the Entertainment Industries Group, where she oversaw the bank’s portfolio of more than $1 billion in direct commitments to companies in the content production and distribution sector. Carmen held similar positions at Royal Bank of Scotland and GE Capital. Ms. Carpenter received a Bachelor of Science degree from the University of Southern California.

The following table indicates the annual compensation of each of the two highest-paid persons who were executive officers or members of the Board during the issuer’s last completed fiscal year:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
David Alpert*	Chief Executive Officer	$200,000.00	$-	$200,000.00
Jon Goldman**	Co-Chairman	$200,000.00	$-	$200,000.00
Gregory Sulak	Chief Financial Officer	$373,395.45	$-	$373,395.45

* David Alpert is compensated via D.D. Tuercas Trading Company, Inc., a corporation solely owned by David Alpert and his wife.

** Jon Goldman is compensated via Tower 26 VC, LLC, a limited liability company solely owned by Jon Goldman.

The above table discloses information regarding the Company’s officers for compensation they received in their capacity as executive officers only. The Managers did not receive any compensation in the fiscal year ended on December 31, 2024, in their capacities as Managers of the Company.

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the information concerning the number of outstanding voting securities owned beneficially as of April 28, 2025 by (i) all Company executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities, and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s).

Unless otherwise indicated, the security holders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	4,197,957	0	94.00	%(1)
David Alpert (through the Peanut & Pookie Family Trust)(2)	1,399,319	0	31.33	%(1)
Robert Kirkman (through the Kirkman Family 2014 Trust)(2)	1,399,319	0	31.33	%(1)
Jon Goldman (through the Goldman/Gross Family Trust)(2)	1,399,319	0	31.33	%(1)

Com2uS Corp.(3)	172,495	0	43.01	%(4)
Knollwood Investment Funds LLC(5)	94,865	0	23.65	%(4)
Knollwood Investment Funds LLC(5)	172,205	0	48.30	%(6)
Hiro Capital I SCSp(7)	78,765	0	22.09	%(6)
Ghost Angel LLC(8)	68,890	0	19.32	%(6)

(1) The applicable class is Common Units.

(2) Such beneficial owner’s address is 9570 West Pico Boulevard, Los Angeles, CA 90035.

(3) Such beneficial owner’s address is Seoul, BYC, High City A 12th Floor 131, Gangseon-gu, Digital 1 Kangsan-gu, Republic of Korea.

(4) The applicable class is Series A Preferred Interests.

(5) Such beneficial owner’s address is 217 International Circle, Hunt Valley, MD 21030.

(6) The applicable class is Series B Preferred Interests.

(7) Such beneficial owner’s address is 1-4 Rue Stumper, Luxembourg, Luxembourg L-2557.

(8) Such beneficial owner’s address is 55 East Third Avenue, San Mateo, CA 94401.

14

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

ITEM 5. Interest of Management and Others in Certain Transactions

Robert Kirkman, the Company’s Co-Chairman, Chief Creative Officer, and Manager, via his entity Robert Kirkman, Inc. (formerly Robert Kirkman, LLC) (“RKI”), is party to a Master License Agreement with Skybound, LLC, pursuant to which he has granted an exclusive license to Skybound, LLC to commercialize all comic books created by Robert Kirkman as merchandise, comic books, and video games, and as the exclusive administrator in connection with any motion picture or television projects based on any of the comic books. Pursuant to the Amended and Restated Master License Agreement (the “Master License Agreement”) filed as Exhibit 6.4, Skybound, LLC will make royalty payments to RKI in the amount of: (i) 15% of Net Sales (as defined in the Master License Agreement) with respect to Articles (as defined in the Master License Agreement) (other than video games and applications) manufactured and sold by Skybound, LLC; (ii) 30% of Gross Revenues (as defined in the Master License Agreement) with respect to Articles (other than video games and applications) manufactured and sold by a Third Party (as defined in the Master License Agreement); and (iii) 30% of Gross Revenues with respect to Articles that are video games and applications.

RKI has entered into various agreements as a co-party with the Company’s subsidiaries in connection with the commercialization of certain intellectual property rights belonging to RKI. These agreements allow certain third parties to use RKI’s intellectual property to create and distribute certain television projects, books, films, merchandise, and video games. RKI has also entered into an agreement, with Skybound Interactive, LLC, a subsidiary of the Company through Bumbio LLC, as a co-party, in which they provide marketing services to a third-party games developer.

Robert Kirkman is also a partner at Image Comics, Inc., which publishes the Company’s comic books.

David Alpert, via his and his wife’s wholly owned entity, D.D. Tuercas Trading Company, Inc., have entered into a Services Agreement with the Company (as the same has been or may be amended from time to time). Jon Goldman, via his wholly owned entity, via Tower 26 VC, LLC, has also entered into a Services Agreement with the Company (as the same has been or may be amended from time to time). Please see Item 3 for the compensation of such entities for the fiscal year ended December 31, 2024. For the fiscal year ended December 31, 2023, the Company compensated each of David Alpert and Jon Goldman in the amount of $120 thousand each, via the afore-mentioned entities, pursuant to the Services Agreements. In January 2024, the Company amended the Services Agreement with each of Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert) to increase the annual fee under each agreement from $120 thousand to $200 thousand.

15

Certain of the Company’s subsidiaries have leased office space located at 9570 West Pico Boulevard, Los Angeles, California (the “Pico Office”), for a term of seven years, with a base rent of $87,286 per month. The lessor of the Pico Office is Blueberry & Chicken, LLC, an entity owned and controlled indirectly by David Alpert, the Company’s Chief Executive Officer, Secretary, and Manager, and Robert Kirkman. Skybound, LLC has also leased an office and studio production space located at 10911 Riverside Drive in Los Angeles, California (the “Riverside Drive Office”), for a term of 84 months, with an average base rent of $52,051 per month. The lessor of the Riverside Drive Office is Spicy Sauce, LLC, an entity owned and controlled by David Alpert, Jon Goldman, the Company’s Co-Chairman and Manager, and Robert Kirkman.

The Company entered into a loan agreement with its employee Ian Howe in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. As of December 31, 2024, the principal amount of $250.5 thousand (plus accrued interest) remained outstanding under the loan agreement. The Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman in November 2022, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. As of December 31, 2024, the principal amount of $500 thousand (plus accrued interest) remained outstanding under each loan agreement. The Company has guaranteed loans entered into between entities owned by the Company’s directors and executive officers and certain lenders. Such loans include (i) the Loan Agreement dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC and City National Bank and (ii) the Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC and City National Bank.

On August 31, 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust, respectively. As of December 31, 2024, the principal amount of $1,961 thousand (plus accrued interest) remained outstanding under each loan agreement. On August 31, 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. As of December 31, 2024, the principal amount of $654 thousand (plus accrued interest) remained outstanding under the loan agreement.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction. In 2023, the Company redeemed 8,680 Common Units from each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) at a price of $100 per Common Unit, for an aggregate of 26,040 Common Units redeemed and a total redemption price of $2,604 thousand. In 2024, the Company redeemed 361 Common Units from each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) at a price of $100 per Common Unit, for an aggregate of 1,083 Common Units redeemed and a total redemption price of $108 thousand.

The Company and certain of its subsidiaries have entered into standard indemnification agreements with their respective directors and officers, as applicable.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion.

ITEM 6. Other Information

There have been no material changes which would require disclosure pursuant to the requirements of Regulation A.

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ITEM 7. Financial Statements

As of the date of this Report, the Company is still awaiting audited financials and will file an amendment to our Form 1-K promptly upon the receipt of the audited financials.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

	Unaudited	Unaudited
As of December 31,	2024	2023

ASSETS

Current assets:
Cash and cash equivalents	$17,098	$44,275
Accounts receivable, net	12,751	19,877
Distributed product receivable	-	212
Due from related parties	-	53
Inventories, net	3,632	3,426
Software development costs, net	3,902	3,040
IP development costs, net	2,662	1,160
Contract costs to related parties	1,039	590
Prepaid expenses and other current assets	2,720	1,108
Total current assets	43,804	73,741

Property and equipment, net	1,093	974
TV development costs, net	6,482	3,690
Software development costs, net	4,742	2,476
Non-current due from related parties	8,794	8,454
Equity-method investments	7,876	7,046
Derivative assets, at fair value	-	-
Investments, at cost	2,572	2,966
Operating lease right-of-use assets	5,340	6,734
Goodwill	25,851	38,741
Intangible assets, net	5,186	6,796
Deferred tax assets	7,836	5,946
Other non-current assets	1,557	3,028
Total assets	$121,133	$160,592

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$4,736	$2,164
Distributed product payable	586	19,850
Due to related parties	115	-
Accrued expenses	14,991	8,833
Lease liability, short-term	1,734	1,948
Accrued royalties payable to related parties	2,622	2,455
Deferred revenue, short-term	8,161	8,213
Income tax liabilities	181	507
Other current liabilities	6,615	235
Total current liabilities	39,741	44,205

Deferred revenue, long-term	683	5,587
Lease liability, long-term	3,731	4,925
Deferred tax liability	-	2
SAFE investment	6,337	3,000
Other non-current liabilities	995	957
Total liabilities	51,487	58,676

Commitments and contingencies (Note 20)

Equity:
Preferred units	43,811	43,811
Common units	22,590	21,895
Treasury units	(500)	(500)
Additional paid-in capital	7,802	5,111
Accumulated other comprehensive income (loss)	(1,450)	757
Retained earnings (accumulated deficit)	(23,349)	9,674
Members’ equity	48,904	80,748
Non-controlling interest	20,742	21,168
Total equity	69,646	101,916
Total liabilities and equity	$121,133	$160,592

See accompanying Notes.

17

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(in thousands, except units and per units data)

	Unaudited	Unaudited
For the years ended December 31,	2024	2023
Revenue	$101,710	$96,475
Cost of revenue	65,493	66,991
Gross profit	36,217	29,484
Operating expenses:
Sales and marketing	6,141	8,036
General and administrative	29,900	25,120
Research and development	14,735	13,467
Total operating expenses	50,776	46,623

Loss from operations	(14,559)	(17,139)

Other income (expense)
Interest income	333	940
Interest expense	(707)	(119)
Foreign exchange gain	115	1,506
Change in fair value of derivative	-	(421)
Gain on sale of stock warrant	-	6,012
Other non-operating income (expense), net	(17,742)	567
Total other income (expense), net	(18,001)	8,485

Loss before income taxes	(32,560)	(8,654)

Income tax benefit (provision)	(782)	1,707

Net loss	$(33,342)	$(6,947)

Net loss attributable to non-controlling interests	(427)	(27)
Net loss attributable to members	(32,915)	(6,920)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	(2,207)	212

Total comprehensive loss	$(35,549)	$(6,735)
Comprehensive loss attributable to non-controlling interests	(427)	(27)
Comprehensive loss attributable to members	(35,122)	(6,708)

Basic earnings per share	$(8.38)	$(1.58)
Diluted earnings per share	$(8.38)	$(1.58)

Weighted average shares outstanding - basic	3,928,367	4,392,718
Weighted average shares outstanding - diluted	3,928,367	4,392,718

See accompanying Notes.

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SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Operating activities:
Net loss	$(33,342)	$(6,947)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,932	13,552
Gain on FV remeasurement of pre-existing interest	-	(641)
Gain on warrants sale	-	(6,012)
Impairment of Goodwill	12,891	-
Unrealized loss (gain)	2,368	(165)
Realized foreign currency exchange losses	-	-
Equity-based compensation	2,761	2,407
Amortization of prepaid	-	-
Deferred income taxes	(1,891)	(6,404)
Changes in operating activities:
Accounts receivable, net	6,839	(712)
Distributed product receivable	212	28,920
Inventories, net	(206)	455
Prepaid expenses and other current assets	(141)	8,281
Capitalized software and IP development costs	(5,628)	(7,529)
Capitalized TV development costs	(6,843)	(5,647)
Contract costs to related parties	(335)	1,321
Accounts payable	2,572	95
Payments on leases	(1,931)	(1,701)
Distributed product payable	(19,264)	(17,497)
Accrued expenses and other liabilities	6,158	(1,367)
Income tax liabilities	(327)	(493)
Accrued royalties to related parties	167	(618)
Deferred revenue	(4,951)	(5,262)
Other liabilities	6,411	398
Net cash used in operating activities	$(25,548)	$(5,566)

Investing activities:
Purchase of property and equipment	(474)	(752)
Purchase of intangible assets	(92)	(1085)
Purchase of long term investments	-	(3,212)
Proceeds from sale of warrants	486	21,927
Cash paid in business combinations, net of cash consideration received	-	(3,765)
Loan to officers and members	-	(6,523)
Net cash provided by (used in) investing activities	$(60)	$6,590

Financing activities:
Proceeds from Regulation A	184	17,843
Cash paid for offering costs	-	(1,624)
Redemption of common units	(109)	(2,604)
Proceeds from issuance of preferred units	-	-
Proceeds from SAFE investment	606	3,000
Taxes paid for cashless exercise	(44)	(47)
Net cash provided by financing activities	$637	$16,568

Effect of exchange rate changes on cash and cash equivalents	(2,206)	212

Net increase (decrease) in cash and cash equivalents	(27,177)	17,804

Cash and cash equivalents: beginning of year	44,275	26,471
Cash and cash equivalents: end of year	$17,098	$44,275

See accompanying Notes.

19

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members’ Equity

(in thousands)

	Preferred Units	Common Units	Treasury units	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income:	Members equity	Non- controlling Interests	Total equity
Balance at January 01, 2024	43,811	21,895	(500)	5,111	9,674	757	80,748	21,168	101,916
Issuance	-	184	-	-	-	-	184	-	184
Redemption	-	-	-	-	(108)	-	(108)	-	(108)
Vesting of warrants	-	-	-	-	-	-	-	-	-
Acquisition of non-controlling interest	-	-	-	-	-	-	-	1	1
Units issued for purchase of equity method investment	-	-	-	-	-	-	-	-	-
Units issued for Warrants	-	485	-	-	-	-	485	-	485
Exercise of stock options	-	26	-	(70)	-	-	(44)	-	(44)
Repurchase	-	-	-	-	-	-	-	-	-
Retirement	-	-	-	-	-	-	-	-	-
Equity-based compensation	-	-	-	2,761	-	-	2,761	-	2,761
Foreign currency translation	-	-	-	-	-	(2,207)	(2,207)	-	(2,207)
Net income	-	-	-	-	(32,915)	-	(32,915)	(427)	(33,342)
Balance at December 31, 2024	43,811	22,590	(500)	7,802	(23,349)	(1,450)	48,904	20,742	69,646

Balance at January 01, 2023	43,807	1,012	-	2,783	19,198	545	67,345	640	67,985
Issuance	-	16,219	-	-	-	-	16,219	-	16,219
Redemption	-	-	-	-	(2,604)	-	(2,604)	-	(2,604)
Vesting of warrants	4	-	-	-	-	-	4	-	4
Acquisition of non-controlling interest	-	3,700	-	32	-	-	3,732	20,555	24,287
Units issued for purchase of equity method investment	-	900	-	-	-	-	900	-	900
Exercise of stock options	-	64	-	(111)	-	-	(47)	-	(47)
Repurchase	-	-	(500)	-	-	-	(500)	-	(500)
Retirement	-	-	-	-	-	-	-	-	-
Equity-based compensation	-	-	-	2,407	-	-	2,407	-	2,407
Foreign currency translation	-	-	-	-	-	212	212	-	212
Net income	-	-	-	-	(6,920)	-	(6,920)	(27)	(6,947)
Balance at December 31, 2023	43,811	21,895	(500)	5,111	9,674	757	80,748	21,168	101,916

See accompanying Notes.

20

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2024, and 2023

1. Organization and nature of business

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the “Company”), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies serving customers worldwide.

2. Summary of significant accounting policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories, LLC, Viltrumite Pants, LLC, This is JoJo, LLC, Anime Productions LLC, Blah Blah Boys, LLC, Tea Hot LLC, Shoe Leather Digital, Inc., Skybound Game Studios, Inc., Skybound Games Europe B.V., Skybound Games UK Limited, Skybound Interactive, LLC, Skybound Japan K.K., and Skybound, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company, directly or through its subsidiaries, has majority owned subsidiaries including the accounts of Skybound Galactic, LLC, Spacebound, LLC, Superform, LLC, IBO, LLC, Skybound Music Publishing LLC, Skybound Music Recordings LLC, 5th Planet Games A/S, 5th Planet Games Development ApS, 5th Planet Games GmbH, Sagafilm ehf., and its 13 wholly owned subsidiaries listed in Item 1. (“Sagafilm”). The ownership interests not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

In the year ended December 31, 2024, the Company dissolved the following wholly owned subsidiary: Skybound Stories, Inc.

Collectively, all the companies above are referred to as the “Company” throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees’ operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary of the entity. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity’s economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 19). The Company does not have the power to direct activities that most significantly impact the economic performance of B&C and Spicy, nor does the Company have the obligation to absorb losses or rights to receive benefits.

Noncontrolling Interests: The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, which requires that noncontrolling interests be reported as a separate component of equity and that net income or loss attributable to the noncontrolling interests and net income or loss attributable to the members of the Company be presented separately on the consolidated statements of comprehensive income.

21

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements, capitalization and recovery of development costs, such as the allowance for doubtful accounts, reserve for excess and obsolete inventories, certain accrued expenses, valuation of equity related grants, derivative assets, estimates related to revenue recognition when recognition is based on the inputs/time spent on the project and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. ASC 606 outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1.	Identify the Contract(s) with a Customer
2.	Identify the Performance Obligations in the Contract
3.	Determine the Transaction Price
4.	Allocate the Transaction Price to the Performance Obligations in the Contract
5.	Recognize Revenue

The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products or services are transferred to its customers.

The Company generates revenue from the following sources:

●	Product Sales: The sale of physical and digital products are earned by the Company based on a predetermined sales price, The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

●	Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company’s IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). The license and services fees require the Company to allocate the transaction price to the deliverables based on cost inputs and comparable fees. Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

●	Production and marketing services: Services revenues are fixed and determinable and is earned by the Company based on a predetermined amount. The service is delivered to the customers throughout the production schedule in exchange for stated rate, and as such this revenue is earned by the Company over time on the percentage of completion against actual costs. After production is completed, the Company does not have the remaining performance obligations related to producing services.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

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Accounts Receivable and Allowance for Credit Losses: Accounts receivable is stated at amounts due from customers, net of an allowance for expected credit losses. The Company generally does not require collateral. Allowance for credit risk for accounts receivables is established based on various factors including credit profiles of our customers, historical payments and current economic trends. We review the allowance for accounts receivables by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect the collectability. Accounts receivable are written-off on a case-by-case basis, net of any amounts that may be collected. If our estimate of uncollectible accounts is too low, credit loss expense may increase in future periods, and if it is too high, credit loss expense may decrease in future periods.

Distributed Products Receivable: The Company’s Distributed Products Receivable represent amounts billed to customers on behalf of a developer/publisher of a video game, which was released in December of 2022. The Company is entitled to receive distribution fees which are recorded as revenues (see Note 20 for details). The Company, after deducting distribution fees, will remit the net balance due to the developer/publisher. The Company reports the receivable separately as a non-trade receivable. The Company has no right of offset as the Company’s receivables and its developer/publisher payable are not with the same party.

Financial Instruments and Concentrations of Business and Credit Risk: Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for doubtful accounts when these receivables become uncollectible. As of December 31, 2024 and 2023, the Company did not have any customers that accounted for more than 10% of the Company’s receivable balances. The loss of any customer would not have a significant impact on the Company’s operations.

Inventories: Inventories consisting of inventory components and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates weighted average cost. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation. Depreciation on property, plant and equipment is recognized on a straight-line basis.

Property and equipment	Useful lives
Leasehold improvements	Lesser of lease life or asset life
Furniture, Equipment and vehicles	Three to fifteen years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statements of comprehensive income for that period.

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Impairment of Long-Lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with FASB ASC Subtopic 360-10-35, Property, Plant, and Equipment – Overall – Subsequent Measurement (“ASC 360”). In accordance with ASC 360, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. In addition, the Company evaluates goodwill for impairment in accordance with ASC 350, Intangibles—Goodwill and Other. Goodwill is tested at least annually, or more frequently if a triggering event occurs. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill. For the years ended December 31, 2024, and December 31, 2023 impairment losses were recognized of $12,890 thousand and $0, respectively.

Software Development Costs: Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, capitalization may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to achieving technological feasibility, we expense the amounts as part of research and development costs. Capitalized costs for products have been released are cancelled or expected to be abandoned are charged to cost of revenue. If a software project is cancelled or determined to be no longer commercially viable before it reaches general release, the related capitalized costs are expensed immediately as a loss on investment.

Capitalized software development costs are stated at amortized cost. Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue or expected life, whichever is greater. Our software development costs are generally amortized in full within 36 months.

Film and TV Costs: Film and Television costs include all direct costs incurred in the creation and production of content, including costs related to story development, pre-production, production, and post-production. In accordance with ASC 926, costs are capitalized when the project is determined to have probable future economic benefit. Capitalized costs are amortized using the individual-film-forecast method (“Ultimate method”), whereby each title is amortized in proportion to the ratio of current period actual revenues to estimated ultimate revenues. Estimated ultimate revenues are reassessed quarterly or as changes in market conditions or performance trends warrant. Amortization begins when a project is released and revenue is first recognized. Projects are evaluated for impairment at the individual-film level when indicators suggest the carrying amount is not recoverable from expected future cash flows.

IP Development Costs: The Company capitalizes and amortizes the cost associated with its trademarks, patents, and copyrights. IP development costs are amortized beginning on the date the asset is available for its intended use, which would generally be the regulatory approval date. The costs are generally amortized over the term of the license not to exceed 10 years.

Equity-Method Investments: Investments that we do not consolidate but in which we have significant influence over the operating and financial policies of the investee are classified as equity method investments and are accounted for using the equity method of accounting. In applying the equity method of accounting, investments are initially recorded at cost and are subsequently adjusted based on our proportionate share of net income or loss of the investee, net of any distributions received from the investee.

Investments, at cost: In accordance with FASB ASC Subtopic 321-10-35-2, Investments – Others – Cost Method Investments, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive income.

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Derivative Instruments: The Company accounts for free-standing derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheet at fair value. Changes in fair value of the derivative instruments are recorded in the consolidated statements of comprehensive income.

Fair-Value of Financial instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

As of December 31,		Unaudited 2024	Unaudited 2023
SAFE Investment (Note 15)	Level 3	$6,418	$3,000

Deferred Issuance Costs: Deferred issuance costs paid in connection with obtaining long-term financing are capitalized and amortized using the straight-line method, which approximates the effective-interest method over the term of the related financing. The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Leases: In February 2016, the FASB issued ASU No. 2016-02 (“ASC 842”), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements, as assets and liabilities on the balance sheet. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company adopted ASC 842 as of January 1, 2022 using the modified retrospective transition approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Advertising: Advertising costs are expensed as incurred and amounted to $816 thousand and $2,857 thousand for the years ended December 31, 2024, and 2023, respectively. Advertising costs are included in sales and marketing expenses on the accompanying consolidated statements of comprehensive income.

Equity Incentive Plan: During 2019, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to employees, consultants and board members. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all equity-based payments to employees and board members be recognized in the consolidated statement of comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company issued 130,355 and 51,130 grants during the years ended December 31, 2024, and 2023, respectively.

25

Certain officers of the Company, as authorized by the Company’s Board of Managers, administer the Plan, select the individuals to whom options will be granted, determine the number of options to be granted, and determine the term and exercise price of each option. Options granted pursuant to the terms of the Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying equity unit on the date of grant. The contractual term of the options granted under the Plan cannot be greater than ten years from the date of issuance. Options granted to employees and consultants generally are granted in tranches that vest over a period of four to seven years, with each tranche having a cliff ranging from one to four years, and in the case of each tranche, in quarterly increments thereafter.

As of the reporting date, the fair value of the Company’s Common Units were determined using market-based valuation techniques that were produced through a 409a valuation. Specifically, we considered the public market sales price as a relevant indicator of fair value. The fair value of the Company’s common units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The equity underlying the Plan is Incentive Plan Units which are substantially equivalent to Common Units, except Incentive Plan Units are non-voting and have waived information rights.

Foreign Currency Matters: The functional currency of the Company is the United States Dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The functional currency of 5th Planet Games is the Danish Krone. The functional currency for Sagafilm is Icelandic Krona. The financial statements of the Company’s subsidiaries were translated to United States Dollars in accordance with ASC 830, Foreign Currency Translation Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of comprehensive income.

Income Taxes: The Company’s operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flows to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management’s judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in “ASC 740”, Income Taxes which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are “more-likely-than-not” to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended December 31, 2024, and 2023.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes: Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes: The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

26

Delivery Costs: All costs of delivery are included in Cost of Sales. Delivery costs were $3,355 thousand and $3,210 thousand for the years ended December 31, 2024, and 2023, respectively.

Goodwill: The Company may recognize goodwill on the acquisition date on an investment in which a controlling interest is obtained. Goodwill is the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, the fair value of any previously held equity interest in the acquiree, less the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

The Company assesses goodwill for impairment on each reporting period. In assessing impairment on our goodwill, the Company first analyzes qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a goodwill impairment test. The qualitative factors the Company assesses include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. If the Company concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, the Company does not need to perform an impairment test. If based on that assessment, the Company believes it is more likely than not that the fair value of the reporting unit is less than its carrying value, the Company will measure goodwill for impairment by applying fair value-based tests at the reporting unit level. The Company’s acquired goodwill in 2023 was a result of obtaining majority control of 5th Planet Games A/S and Sagafilm.

Business Combinations: The Company accounts for all transactions that represent business combinations using the acquisition method of accounting under Accounting Standards Codification Topic No. 805, Business Combinations (“ASC 805”). Per ASC 805, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date an entity obtains control of the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed, and the noncontrolling interests obtained, limited to one year from the acquisition date) are recorded when identified. Goodwill is determined as the excess of the fair value of the consideration exchanged in the acquisition over the fair value of the net assets acquired.

3. Accounts receivable, net

Accounts receivable consist of the following (in thousands):

As of December 31,	Unaudited 2024	Unaudited 2023
Accounts receivable amortized cost	$13,450	$19,901
Allowance for credit losses	699	24
Accounts receivable, net	$12,751	$19,876

The following table summarizes the changes in the allowance for credit losses for accounts receivable (in thousands):

Year ended December 31,	Unaudited 2024	Unaudited 2023
Balance, beginning of period	$24	$-
Provision for expected credit losses	675	24
Recoveries	-	-
Write-offs	-	-
Balance, end of period	$699	$24

27

4. Inventories

Inventories consist of the following (in thousands):

As of December 31,	Unaudited 2024	Unaudited 2023
Finished goods	$3,285	$2,931
Work-in-progress	953	495
Total inventories	$3,632	$3,426

5. Software development and capitalized production costs

The following table summarizes the components of software and IP development and TV capitalized production cost balances (in thousands):

As of December 31, 2024	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	3-Jan	$7,959	$(7,446)	$513
Software development costs in process	n/a	7,718	-	7,718
TV production costs completed	up to 10	9,053	(6,838)	2,215
TV production costs in process	n/a	4,268	-	4,268
Website costs completed	up to 5	413	-	413
IP development costs in process	n/a	3,923	(1,262)	2,661
Total capitalized development and production costs		$33,334	$(15,546)	$17,788

As of December 31, 2023	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	3-Jan	$7,899	$(6,465)	$1,434
Software development costs in process	n/a	4,082	-	4,082
TV production costs completed	up to 10	3,333	(2,787)	546
TV production costs in process	n/a	3,144	-	3,144
IP development costs completed	n/a	-		-
IP development costs in process	n/a	1,375	(215)	1,160
Total capitalized development and production costs		$19,833	$(9,467)	$10,366

6. Property and equipment

Property and equipment, net consist of the following (in thousands):

As of December 31,	Unaudited 2024	Unaudited 2023
Leasehold improvements	$73	$72
Furniture and fixtures	283	283
Computers	948	948
Machinery and equipment	908	908
Studio equipment	345	345
Less: accumulated depreciation	(1464)	(1,582)
Property and equipment, net	$1,093	$974

Depreciation expense related to property and equipment was $355 thousand and $366 thousand for the years ended December 31, 2024, and 2023, respectively.

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7. Goodwill

In accordance with ASC 350-20, the Company performed its annual goodwill impairment test as of December 31, 2024, for its international subsidiary, 5th Planet Games A/S (“5PG”). A triggering event was identified due to a 41.4% decline in 5PG’s publicly traded share price. 5PG is listed on the Oslo Stock Exchange under the ticker symbol ‘5PG’. The Company used a market approach to estimate the fair value of the reporting unit, using a share price of NOK 1.19, 268,379,000 shares outstanding, and an exchange rate of 0.088, resulting in a market capitalization of $28.1 million.

The carrying value of the reporting unit was approximately $40.94 million, including goodwill of $30.98 million, identifiable intangible assets of $1.80 million, $5.67 million capitalized development assets, and $2.50 net tangible assets. As the fair value was less than the carrying value, the Company recorded a goodwill impairment charge of $12.89 million in the fourth quarter of 2024.

As Saga is not publicly traded, the Company developed a discounted cash flow (DCF) model to estimate the fair value of the reporting unit. Based on projected EBITDA, the DCF analysis yielded a fair value that exceeded Saga’s carrying value, and no impairment was recorded.

The following table reflects the changes in carrying amounts of goodwill (in thousands):

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Balance, beginning of year	$38,741	$-
Acquired	-	38,741
Impairment	(12,890)	-
Balance, end of year	$25,851	$38,741

8. Intangible assets

Intangible assets, net consist of the following (in thousands):

As of December 31,	Unaudited 2024	Unaudited 2023
Cost:
Cryptocurrency	$381	$506
Trademarks and tradenames	710	710
Titles library	4,917	5,526
Co-publishing rights	340	340
Total intangible assets, cost	$6,348	$7,082

Accumulated amortization and adjustments:
Cryptocurrency	$-	$-
Trademarks and tradenames	(95)	(24)
Titles library	(916)	(224)
Co-publishing rights	(151)	(38)
Total intangible assets, accumulated amortization and adjustments	$(1,162)	$(286)
Intangible assets, net	$5,186	$6,796

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Amortization expense related to intangible assets was $888 thousand and $286 thousand for the years ended December 31, 2024, and 2023, respectively.

Total amortization expense for intangible assets with finite lives as of December 31, 2024 will be as follows for the years ending (in thousands):

December 31,
2025	$922
2026	833
2027	645
2028	607
2029	510
Thereafter	1,670
Total	$5,186

9. Equity-method investments

Mega Cat Studios

In August 2022, the Company, through Bumbio LLC, entered into a multi-tranche investment and made the first tranche payment of $2,000 thousand for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios Inc., a private video game development company. The investment in Mega Cat Studios provides the Company with additional game development resources. As of December 31, 2024, and 2023, the Company, through Bumbio LLC, had 30.4% ownership in Mega Cat Studios Inc. The investment in Mega Cat Studios provides the Company with significant influence over operating and financial policies.

The Company recognized gains of $1,030 thousand for the year ended December 31, 2024, and losses of $18 thousand for the year ended December 31, 2023, resulting from the portion of net losses attributable to its ownership interest.

Scenario 42

In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company. The Company recognized losses of $120 thousand for the year ended December 31, 2024, and no losses for the year ended December 31, 2023, resulting from the portion of net losses attributable to its ownership interest.

5th Planet Games

In August 2021, the Company entered into a multi-tranche investment in 5th Planet Games - A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provided an opportunity for the Company and 5th Planet Games to bring other games to market. The forward purchase agreement was accounted for as a derivative. The Company calculated the derivative fair value at the end of December 2022 to be $7,798 thousand.

5th Planet Games was included as an equity-method investment up until September 2023, when the final tranche payment was made, leading to the Company acquiring control in September 2023. During the years ended December 31, 2023 the Company recorded losses of $39 thousand.

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10. Derivative Investments

On May 8, 2017, the Company sold contract rights and IP assets to a private company for the total of $16.5 million and upon the earlier of (1) as of immediately prior to the consummation of a Liquidation Event or (2) May 8, 2022, the purchasing company would issue the Company a warrant to purchase 481,824 shares of the purchasing company’s common stock at an exercise price of $0.01 per share. According to the agreement, the purchase price of $16.5 million was allocated as follows; $8,085 thousand to the contract rights with a remaining term of approximately two years recognized as royalty income and $8,415 thousand for purchase of IP rights recognized as other non-operating income.

The warrants did not specify any additional terms at date of grant in 2017. We determined the warrants had an uncertain date of issuance and an uncertain valuation. As a result, we deemed the value of the warrant to be indeterminable at the time, thus no value was assigned in May 2017. In May 2022, the warrant agreement was received by the Company, through Bumbio LLC. The warrant agreement provided for a cashless exercise provision which resulted in the warrant to be accounted for as a derivative at fair value under ASC No. 815 “Derivatives and Hedging”. On December 31, 2022, the investment’s estimated fair value was $15,915 thousand. In July of 2023 the Company sold all 481,824 shares for $21,927 thousand, resulting in a gain of $6,012 thousand.

11. Investments, at Cost

Enterprise Software Company Investment

On May 5, 2022, the Company, through howyaknow, LLC, entered into a simple agreement for future equity (SAFE) with a privately held enterprise software company. The Company, through howyaknow, LLC, invested $50 thousand. On May 26, 2022, the SAFE was converted into 54,389 shares of Series Pre-Seed-1 Preferred Stock. On July 5, 2022, the Company, through howyaknow, LLC, invested an additional $50 thousand for 38,850 shares of Series Pre-Seed Preferred Stock. On December 18, 2023, the investments were transferred from howyaknow, LLC to Bumbio LLC.

Telltale Investment

On November 15, 2022, the Company, through Skybound, LLC, entered into a simple agreement for future equity (SAFE) with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company, through Skybound, LLC, invested $2,000 thousand. On January 19, 2023, the SAFE was converted into 3,872,966 shares of Series A Preferred Stock.

Japanese Company Investment

In November 2022, the Company, through Skybound Japan K.K., invested $379 thousand to acquire 500 shares of common stock of a privately held Japanese distribution company for anime content.

12. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

As of December 31,	Unaudited 2024	Unaudited 2023
Royalties and commissions	$8,776	$4,433
Software development	116	702
Compensation and related benefits	977	1,398
TV/film development	2,429	630
Professional fees	168	156
Price Protection Reserve	2,274	-
Distributed product payable	-	959
Other accrued expenses	251	325
Tax inspection	-	230
Total accrued liabilities	$14,991	$8,833

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13. Leases

As of December 31, 2024, the Company has three recorded operating leases: one corporate office and two production offices. Our existing leases have remaining lease terms ranging from three to five years.

Information related to our operating leases is as follows (in thousands):

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Operating lease costs: related party	$1,601	$1,492
Short term and other lease costs	22	18
Total lease costs	$1,623	$1,510

As of December 31,	Unaudited 2024	Unaudited 2023
Weighted-average remaining lease term in years	3.32	4.82
Weighted-average discount rate, %	8.8	8.8

The contractual future annual maturities of the Company’s operating lease liabilities as of December 31, 2024, including anticipated lease extensions, are as follows (in thousands):

For the years ended December 31:
2024	$1,970
2025	2,009
2026	1,183
2027	862
2028	399
Thereafter	312
Total undiscounted future lease payments	6,735
Less: imputed interest	1,270
Less: current portion of operating lease liabilities	1,734
Long-term operating lease liabilities	$3,731

Supplemental cash flow information for the fiscal years ended December 31, 2024, and 2023, related to leases is as follows (in thousands):

	Unaudited 2024	Unaudited 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(1,852)	$(1,935)
Non-cash additions to right-of-use assets and lease liabilities:
Recognition of right-of-use assets for operating leases	$1,314	$1,314

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14. Debt

On September 25, 2020, the Company entered into a credit agreement with East West Bank for a revolving line of credit which permitted borrowings up to $8,000 thousand. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annuum. No interest was charged on the unused balance. The agreement was secured by substantially all the Company’s negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Company entered into an amended and restated credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand, which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of December 31, 2024, and 2023 was 7.25% and 8.25%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the Company’s negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The outstanding balance on the line was $6,500 thousand and $0 as of December 31, 2024, and 2023, respectively. As of December 31, 2024 the Company was in compliance or has been granted waivers by East West Bank with respect to certain financial covenants as stipulated in the amended and restated credit agreement.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $225 thousand and $50 thousand for the years ended December 31, 2024, and 2023, respectively.

On June 12, 2023, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Company upon the occurrence of a bona fide equity financing in which the Company issues and sells preferred units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the “CF Offering”) through OpenDeal Portal LLC dba Republic (the “Intermediary”). The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. In connection with the CF Offering, the Company raised $687 thousand and issued $701 thousand of Crowd SAFE securities, including a 2% securities commission paid to the Intermediary. The Company also paid the Intermediary a one-time onboarding fee of $5 thousand and a cash commission of $41 thousand

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing or the conversion of the Crowd SAFEs, then the Crowd SAFE investors will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the Crowd SAFE.

15. Backstop arrangement

On September 25, 2020, the Company entered into an agreement with one of its members to advance up to $5,000 thousand to East West Bank, the lender on the Company’s revolving line of credit (“Original Backstop Note”). The Backstop Note accrued interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company was unable to repay its line of credit with East west Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note were able to be converted into an equivalent amount of the Company’s equity at 80% of the then-current Series A Preferred Unit price. The agreement was secured by substantially all the Company’s negotiable collateral and intellectual property collateral, which was subordinated to the rights of East West Bank in the same collateral.

In addition to the convertible note and as part of the backstop arrangement, the Company issued 8,620 warrants to purchase Common Units in the Company for an exercise price of $0.28. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $97,331, as determined using a market approach valuation.

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The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

The backstop arrangement was terminated upon the amended and restated credit agreement with East West Bank.

On November 18, 2024, the Company entered into a new agreement with one of its members to advance up to $5,000 thousand to East West Bank (“New Backstop Note”) on substantially the same terms and conditions as the Original Backstop Note. The New Backstop Note accrues interest at 7% per annum and, unless converted to equity, will be due at the six-month anniversary of the line of credit or February 3, 2027. The advances would be in effect if the Company was unable to repay its line of credit with East west Bank as lender and the lender calls for borrowings under the New Backstop Note. Any borrowings and any unpaid interest on the New Backstop Note are able to be converted into an equivalent amount of the Company’s equity at 80% of the then-current Series A Preferred Unit price. The agreement is secured by substantially all the Company’s negotiable collateral and intellectual property collateral, which is subordinated to the rights of East West Bank in the same collateral.

In addition to the New Backstop Note and as part of the backstop arrangement, the Company issued 6,889 warrants to purchase Common Units in the Company for an aggregate exercise price of $10. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $482 thousand, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

16. Equity

Preferred units activity during the reporting periods was as follows:

For the years ended December 31,	Unaudited 2024	Unaudited 2023
At the beginning of the year	766,685	764,385
Issuance	-	-
Redemption	-	-
Vesting of warrants	-	2,300
At the end of the year	766,685	766,685

Series A Units: During the year ended December 31, 2020, the Company issued Series A Preferred Units at a value of $57.97 per Unit. Certain Series A Preferred Units were also issued in 2019. Series A Preferred Units will receive preference in liquidation over Common Units up to $57.97 per Unit, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Holders of Series A Preferred Units are entitled to participate in non-liquidating distributions in proportion to each member pro-rata share. Series A Preferred Units can convert into Common Units on a one-to-one basis, subject to certain anti-dilution adjustments upon the consent of the holders of at least two-thirds of the outstanding Series A Preferred Units or mandatorily upon Initial Public Offering. Series A Preferred Units also have certain voting privileges such as approval of mergers, liquidation of the Company, creation of new securities, incurrence or guarantee of debt, changing the primary business of the Company, dividends or distributions, among others.

Series B Units: During the year ended December 31, 2022, the Company issued 44,340 Series B Preferred Units at a value of $58.06 per Unit. Certain Series B Preferred Units were also issued in 2021. Series B Preferred Units will receive preference in liquidation over Common Units up to $58.06 per Unit, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Series B Preferred Units have liquidation, dividend, conversion and voting rights similar to Series A Preferred Units except for conversion of Series B Preferred Units into Common Units is subject to approval by the holders of a majority of the outstanding Series B Preferred Units.

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Common units activity during the reporting periods was as follows:

For the years ended December 31,	Unaudited 2024	Unaudited 2023
At the beginning of the year	4,451,530	4,252,230
Regulation A	-	178,435
SEEDRS Raise	2170	-
Acquisition of noncontrolling interest	-	37,000
Units issued for purchase of equity method investment	-	9,000
Common Warrants Issued	6939	-
Redemption	(1,083)	(26,040)
Exercise of stock options	360	905
At the end of the year	4,459,916	4,451,530

Common Units: Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, the Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference has been met, Common Units will receive distribution pro-rata with all members according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units. During the year ended December 31, 2024, the Company issued 2,170 Common Units. The Company redeemed 1,083 and 26,040, Common Units in 2024 and 2023, respectively.

Incentive Plan Units: Incentive Plan Units are comparable to Common Units in terms of value and rights. However, unlike Common Units, Incentive Plan Units do not carry voting privileges and do not grant the holder the right to obtain information about the Company and its subsidiaries or inspect their financial records. For the fiscal years concluding on December 31, 2024, and 2023, the Company reported that Incentive Plan Units were exercised in the amounts of 360 and 905 units, respectively.

Warrants: In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 9,125 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $109.55 and an aggregate purchase price of $1,000 thousand. The warrants vest over four years in the following manner: 2,300 units at December 13, 2020; 2,260 units at December 13, 2021; 2,265 units at December 13, 2022; and 2,300 units at December 13, 2023. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $8 thousand, recorded in members’ equity upon issuance as the warrants will be settled with Series A Preferred Units. The Company recorded warrants vesting expenses of $4 thousand for both the years ended December 31, 2024, and 2023, respectively.

In September 2020, the Company issued 8,620 warrants to purchase Common Units. The warrants have an exercise price per Unit of $0.28 and an aggregate exercise price of $2 thousand. In November 2024, the Company issued 6,889 warrants to purchase Common Units, with an aggregate exercise price of $10, and 50 warrants to purchase Common Units, with an exercise price per Unit of $0.01. The warrants were fully vested on the date of grant. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $350, recorded in members’ equity upon issuance as the warrants will be settled with Common Units. The Company recorded warrants vesting expenses of $486 thousand for the year ended December 31, 2024.

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Acquisition on Noncontrolling Interests: On July 19, 2023 and November 30, 2023, the Company increased its interest in Skybound Stories, Inc., through Skybound Interactive, LLC, from 64.46% to 88.03% and from 88.03% to 100%, respectively. The Company dissolved Skybound Stories, Inc. on December 31, 2024.

Units split: On October 24, 2022, the requisite members of the Company approved a forward Unit split for which 7.18732 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented. On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit, and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented.

Regulation A Offering: On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sale of its Common Units. On June 10, 2023, the Company closed on the sale of 178,435 Common Units at $100 per Unit, for $17,844 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $17,844 thousand. The Company paid $1,624 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,220 thousand.

Seedrs Offering: On February 23, 2024, the Company closed on the sale of 2,170 Common Units, at a price of £77.22 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited. The Company paid £22 thousand in commissions, fees and expenses related to the sales and realized net proceeds of £146 thousand as of December 31, 2024.

Non-Controlling Interest Holders: In January 2024, 5th Planet Games recorded the exercise of 300 warrants. The exercise resulted in an increase in equity attributable to non-controlling interests.

17. Equity-based compensation

The Company has reserved 496,500 Incentive Plan Units for issuance under the Skybound Holdings LLC 2019 Equity Incentive Plan (the “Plan”). Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

In 2023, the Company entered into agreements to issue 51,130 options under the Plan. In 2023, 2,690 of those options were exercised through a cashless transaction, resulting in 905 Incentive Plan Units being issued. In 2024, the Company entered into agreements to issue 130,355 options under the Plan. In 2024, 1,080 of those options were exercised through a cashless transaction, resulting in 360 Incentive Plan Units being issued.

The Plan permits the granting of stock options and units of restricted stock to its employees, directors and consultants, for up to 496,500 Incentive Plan Units. The purpose of the Plan is to incentivize employees, directors and consultants who render services to the Company by providing opportunities to acquire Units in the Company. The Plan authorizes the use of both Incentive Stock Options and Non-Qualified Stock Options. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all share-based payments to employees and board members be recognized in the consolidated statement of comprehensive income over their vesting period based on the Company’s effective 409a valuation on the grant date. As of December 31, 2024, 124,830 Units were available for grant under the Plan.

The following is a roll forward of the outstanding options to purchase Incentive Plan Units:

Common Options
Nonvested at December 31, 2022	220,790
Granted	51,130
Vested	(47,895)
Cancelled/forfeited	(3,660)
Nonvested at December 31, 2023	220,365
Granted	130,355
Vested	(46,329)
Cancelled/forfeited	(39,124)
Nonvested at December 31, 2024	265,267

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The following is a roll forward of the outstanding options:

	Number of options	Options strike price	Weighted-Average Remaining Contractual Term (years)
Outstanding at January 01, 2023	223,440	$29.03	9.5
Granted	51,130	63.44	10
Exercised	(2,690)	29.03	9.5
Cancelled/forfeited	(6,695)	29.03	9.5
Outstanding at December 31, 2023	265,185	$29.03	8.6
Granted	130,355	47.23	9
Exercised	(1,080)	29.03	8.6
Cancelled / forfeited	(43,675)	41.00	8.6
Outstanding at December 31, 2024	350,785	$34.51	8.4

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its units.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

Using the Black-Scholes option pricing model, management has determined that the options have an average value of $32.03 per option resulting in total compensation cost of $15,297 thousand. Compensation cost will be recognized over the eight-year service period that began January 1, 2022.

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The following is a summary of a range of assumptions for options granted during the year ended December 31,2024:

Assumptions for Equity-Based Compensation	Unaudited 2024	Unaudited 2023
Risk-free interest rate	4.1%-4.5%	3.8%-4.7%
Expected life (in years)	5.43-7.98	6.1-7.1
Dividend yield	-	-
Expected volatility	59%-73%	64.9%-70.3%

The Company recorded the total stock-based compensation expense as follows (in thousands):

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Research and development	$464	$326
Sales and marketing	484	326
General and administrative	842	642
Total	$1,790	$1,294

18. Related party transactions

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of December 31, 2024, and 2023 amounted to $17,984 thousand and $18,567 thousand, respectively. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2024 and 2023 were $94 thousand and $96 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. There was no rent or operating expenses due to B&C for the years ended December 31, 2024, and 2023, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2024, and 2023, B&C had a balance due of $486 thousand in both years for building improvements recorded in Due from Related Parties on the consolidated balance sheets.

In July 2021, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of December 31, 2024, and 2023, amounted to $8,626 thousand and $8,811 thousand, respectively. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2024 and 2023 were $49 thousand and $48 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due Spicy totaled $0 thousand and $91 thousand as of December 31, 2024, and 2023, respectively.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. Spicy owed the Company $0 and $0 for building improvements as of December 31, 2024 and 2023, respectively.

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The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $5,443 thousand and $2,531 thousand was incurred for the years ended December 31, 2024, and 2023, respectively. Accrued royalties and commissions to the related party were $2,622 thousand and $2,455 thousand as of December 31, 2024, and December 31, 2023, respectively.

As of December 31, 2024, the Company had an additional related party loan receivable in the amount of $191 thousand. The Company calculates interest at 5.3% per annum. The loans can be paid off any time prior to their relative due dates.

The Company paid management service fees of $200 thousand and $120 thousand for the years ended December 31, 2024, and 2023, respectively, to Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert).

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. The Company calculates interest rate at 2.05% per annum. The loan is due and payable on demand of the Company. The Company earned interest income in the amount of $5 thousand and $5 thousand for the years ended December 31, 2024, and 2023, respectively.

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. The Company calculates interest rate at 3.92% per annum. The maturity date of the loans is November 2032. The Company earned interest income in the amount of $63 thousand and $60 thousand for the years ended December 31, 2024, and 2023, respectively.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. The Company calculates interest rate at 4.03% per annum. The maturity date of the loans is August 2033. The Company earned interest income in the amount of $246 thousand and $79 thousand for the years ended December 31, 2024 and 2023, respectively.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand. The Company calculates interest at 9.5% per annum.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion. The Company received revenues of $60 thousand and $60 thousand for the years ended December 31, 2024, and 2023, respectively. The Company also paid royalty expenses in the amount of $4,475 thousand and $624 thousand for the years ended December 31, 2024, and 2023, respectively.

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The Company received revenues of $201 thousand and $651 thousand from Com2uS Corp. for the years ended December 31, 2024, and 2023, respectively. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company’s Board of Managers.

The Company has an agreement with Image Comics to purchase and distribute comic books. The Company recorded revenues net of cost of $4,387 thousand and $873 thousand for the years ended December 31, 2024 and 2023, respectively.

19. Commitments and contingencies

Operating Leases: The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through March 2029. Total rent expense to related parties was $1,710 thousand for the year ended December 31, 2024 (see Note 18). Rent expense is included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

A summary of future annual minimum lease payments on all operating leases as of December 31, 2024, in aggregate of $6,735 thousand, can be seen on Note 13.

Litigation: The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with the advice of the Company’s counsel.

●	In November 2024, the City of Los Angeles issued notices to Shoe Leather Digital, Inc. (an indirect wholly owned subsidiary of the Company) and Skybound Galactic, LLC (an indirect majority owned joint venture of the Company) that it would be conducting an audit of Shoe Leather Digital, Inc.’s and Skybound Galactic, LLC’s tax payments to the City of Los Angeles for the audit period 2022-2024. The audits are still in process.

●	In April 2024, the Company was made aware of an unconfirmed report concerning a cloud storage server connected to a North Korean IP address. The server supposedly contains an Invincible animation sketch. In response to the report, the Company published the following statement on April 21, 2024:

“We do not work with North Korean companies, or any affiliated entities, and have no knowledge of any North Korean companies working on our animation. Our policies strictly prohibit any subcontracting to any third-party without our express prior written consent, which, in this case, was neither sought nor granted. We also mandate that all our service providers fully comply with all applicable rules and regulations and prohibit disclosures of materials by our service providers to third parties.

Skybound Entertainment takes these allegations seriously and has initiated a thorough internal review to verify and rectify any potential issues. We have also notified the proper authorities and are cooperating with all appropriate bodies.”

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In an abundance of caution, the Company notified the U.S. Department of the Treasury, Office of Foreign Assets Control, regarding the matter, via a voluntary self-disclosure dated April 21, 2024, and supplemental voluntary self-disclosure dated May 17, 2024. The Company continues to implement its Sanctions Compliance Program (SCP) to further address sanctions compliance obligations at the organizational level.

●	On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) filed a lawsuit in Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit the Invincible IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest.

●	Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Spanish. The publisher has failed to make payments of royalties and other fees since 2022. Skybound, LLC has terminated its relationship with the publisher and is exploring its legal options to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates at least $127 thousand in unpaid royalties and at least $160 thousand in other fees are owed by the publisher, but additional unreported royalties and accrued interest may be applicable. Skybound, LLC filed a claim with the Spanish courts in late 2024.

●	Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in German. The publisher has failed to make payments of royalties and other fees. Skybound, LLC has terminated its relationship with the publisher and is discussing a payment plan to recover the royalties and other fees that the publisher failed to pay. Skybound, LLC estimates $214 thousand in unpaid royalties and other fees, plus additional accrued interest. The publisher made an upfront good faith payment of $30 thousand in November 2024 and has agreed to make monthly payments of $10 thousand until paid in full.

●	On February 28, 2025, Skybound Games Europe B.V. (an indirect wholly owned subsidiary of the Company) sent a pre-litigation demand letter to a video game distributor in accordance with the Practice Direction on Pre-Action Conduct and Protocols contained in the Civil Procedure Rules for the Courts of the United Kingdom. The letter asserted repudiatory breach of contract among other causes action. Skybound Games Europe B.V. had granted a license to the video game distributor to physically distribute certain video games in accordance with a Master Distribution Agreement and relevant statements of work thereto. Skybound Games Europe B.V. has asserted that the video game distributor failed to pay open invoices for video-game units that it purchased and which Skybound Games Europe B.V. delivered to it. In addition, Skybound Games Europe B.V. has asserted that the video game distributor failed to perform its contractual obligation to actually distribute and sell certain units.

20. Revenue

The Company generates revenue primarily through the sale of physical and digital product, licensing and royalties, and certain services, including production and marketing services. In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenues (in thousands):

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Physical product sales	$31,864	$28,252
Digital product sales	9,813	9,443
Licensing and royalty	16,616	25,269
Services	38,479	27,161
Other	4,964	6,350
Total revenue	$101,710	$96,475

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The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a “point-in-time” and from sources that are recognized “over-time and other” were as follows:

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Point in time (1)	45.8%	45.7%
Over time and other (2)	54.2%	54.3%

(1) Revenue recognized at a “point-in-time” is primarily comprised of the portion of revenue from software and physical products sales that are recognized when the customer takes control of the product (i.e., upon delivery of the product), as well as royalties from revenues generated from sales of products and use of IP.

(2) Revenue recognized “over-time and other revenue” is primarily comprised of licensing and services which are contract balances. The Company accepts advance payments, primarily from newer customers ranging from 25% to 50% of the transaction price. Upon receipt of an advance payment, the Company recognizes deferred revenue, which is included on the accompanying consolidated balance sheets.

The following table breaks out the Company’s revenue by geographical region (in thousands):

For the years ended December 31,	Unaudited 2024	Unaudited 2023
North America	$70,767	$72,466
Asia	22,483	14,664
Europe	7,047	8,970
Rest of World	1,413	375
Total revenue	$101,710	$96,475

During the years ended December 31, 2024, and 2023, the Company recognized $6,396 thousand and $18,880 thousand revenue that was recognized in deferred revenue as of the beginning of respective year.

Future annual revenues from deferred revenues are as follows (in thousands):

For the years ending December 31,
2025	$6,793
2026	1,542
2027	255
2028	254
Total	$8,844

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

In 2020, the Company entered into an agreement with PUBG (Krafton, Inc) to offer two years of marketing services for an upcoming game, followed by a period of distribution for that game. The game launched in December 2022. Per the agreement, the Company acts as an agent. On behalf of PUBG (Krafton, Inc), the Company purchases inventory, facilitates sales through the Company customers, invoices for the revenue, and collects payment of those invoices. The Company receives a fee of $1 per unit of physical sales and $0.60 per unit of digital sales. The Company recognized revenue upon sale of the product, which is initiated once the invoice is raised. The Company kept the receivables in an account separate from trade receivables to reflect the funds collected on behalf of PUBG (Krafton, Inc). In addition, the Company also records the initial liability to the PUBG (Krafton, Inc).

At the end of 2024, the Company held $7 thousand of third-party receivables, related to the August 1, 2020 agreement with PUBG (Krafton, Inc) for the game which launched on December 1, 2022.

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21. Income taxes

Total current and deferred income tax expense (benefit) consists of the following (in thousands):

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Current tax expense:
Federal	$1,980	$2,435
State and local	607	2,003
Foreign	338	8
Total current tax expense	2,925	4,446

Deferred tax benefit:
Federal	(1,530)	(5,191)
State and local	(645)	(859)
Foreign	32	(103)
Total deferred tax benefit	(2,143)	(6,153)
Total income tax expense (benefit)	$782	$(1,707)

Deferred tax assets and liabilities consist of the following (in thousands):

As of December 31,	Unaudited 2024	Unaudited 2023
Deferred tax assets:
Net operating losses (“NOL”)	$5,369	$2,066
Equity-based compensation	1,933	609
Intangible assets	3,874	2,731
Accruals and other	1,149	696
Total	8,964	6,102
Deferred tax liabilities:
Unrealized gain on derivative asset	-	-
Other	(1,128)	(158)
Total	(1,128)	(158)
Net deferred assets	$7,836	$5,944

As of December 31, 2024, the Company had total combined, net operating losses carryforwards for federal, state and foreign income tax purposes of $36,121 thousand. The utilization of NOL carryforwards may be carried forward indefinitely until used. The utilization of NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. The Company has determined that a valuation allowance against deferred tax assets is not necessary in any jurisdictions.

The federal and blended state income tax rates used in determining the provision for the year ended December 31, 2024 is 21.0% and 3.7%, when applicable, respectively. The Company’s effective tax rate was less than the statutory rate due to net operating losses (“NOLs”) applied against income.

For the years ended December 31, 2024, and 2023, the Company did not take any material uncertain tax positions.

The Company has not received any notice or indication of federal income tax examination and as such the tax years 2019 through 2023 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

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A reconciliation of total income tax expense (benefit) to the amount computed by applying the statutory federal income tax rate to the net loss is summarized as follows (in thousands):

For the year ended December 31,	Unaudited 2024	Unaudited 2023
Provision at statutory rate	$(3,507)	$(1,662)
State taxes, net of federal benefit	(466)	(257)
Permanent items	574	(73)
Other	820	285
Total tax expense	$782	$(1,707)

22. Earnings per share

The Company follows Financial Accounting Standards Board (“FASB”) ASC 260 Earnings per Share to account for earnings per unit. Basic earnings per unit (“EPS”) calculations are determined by dividing net income (loss) by the weighted average number of units of common interests outstanding during the year. Diluted earnings per unit calculations are determined by dividing net income by the weighted average number of common units and dilutive common unit equivalents outstanding. Dilutive common unit equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average unit price for each period. Common unit equivalents are excluded from loss per share as their effects are anti-dilutive.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common members for the years ended December 31, 2024, and 2023, respectively.

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Weighted average common units outstanding used in calculating diluted EPS	3,928,367	4,392,718

23. Supplemental cash flows information

(in thousands)

For the years ended December 31,	Unaudited 2024	Unaudited 2023
Supplemental disclosures of cash flows information:
Cash paid for interest	$229	$-
Cash paid for income taxes	3,418	50
Non-cash investing and financing activities:
Common interests issued to acquire non-controlling interests	-	3,700
Units issued for purchase of equity method investment	-	9
Common interest appreciation rights issued to acquire non-controlling interests	1,112	1,112
C2X Investment	$-	$375

24. Employee benefit plan

The Company maintains a 401(k) retirement plan (the “401(k) Plan”) that covers eligible employees of the Company. Under the terms of the 401(k) Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $621 thousand and $435 thousand for December 31, 2024, and 2023, respectively which is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The contributions represent 100% match of the employee’s 401(k) contributions after three months of employment, based on contributions up to 4%.

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25. Subsequent events

The Company evaluated subsequent events that occurred from January 1, 2024, through the date of the independent auditor’s report, which is the date that the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below.

On February 4, 2025, the Company acquired 100% of Maple Media, LLC, a limited liability company organized in California, and its six subsidiaries: Do More Mobile, LLC, a limited liability company organized in California; Maple Media Apps, LLC, a limited liability company organized in California; Stocks, LLC, a limited liability company organized in California; Super Basic, LLC, a limited liability company organized in California; Super Software, LLC, a limited liability company organized in California; and 9368-0148 Quebec Inc., a corporation formed in Quebec, Canada (collectively, “Maple Media”). Maple Media is a leader in mobile app publishing and boasts a diverse portfolio of apps across productivity, entertainment and lifestyle categories. In the ordinary course of business, Maple Media may become involved in legal proceedings or may be subject to claims, including copyright takedown notices. Maple Media addresses such possible takedown notices in the ordinary course of business consistent with advice of counsel. The materiality and results of any such legal proceedings and the resolution of any such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on Maple Media’s and the Company’s business because of defense and settlement costs, diversion of resources and other factors.

On February 22, 2025, in accordance with the terms of the Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended, the right of Hiro Capital SCSp I to designate a manager to the Board of Managers automatically terminated and, accordingly, Hiro Capital’s designee, Ian Livingstone, ceased to be a member of the Board of Managers.

On March 5, 2025, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the offering of a minimum amount of $9.998 thousand and up to a maximum amount of $4,312.85 thousand of its Common Units at a purchase price of $105 per Common Unit (the “2025 CF Offering”). The 2025 CF Offering is being conducted through DealMaker Securities LLC (the “CF Intermediary”). The Company achieved its target offering amount of $9.998 thousand prior to the offering deadline of April 30, 2025. The minimum individual purchase amount was $525 (excluding investor processing fees) for the initial 35 calendar days of the 2025 CF Offering and is $1,050 (excluding investor processing fees) for the remainder of the 2025 CF Offering, and the maximum individual purchase amount is $4,312.85 thousand (including investor processing fees). On January 15, 2025, in anticipation of the 2025 CF Offering, the Company formed Skybound Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act. Investments in the 2025 CF Offering are made through Skybound Holdings CF Investors SPV, LLC, as a co-issuer in the 2025 CF Offering. As compensation for the services provided by the CF Intermediary, the Company is required to pay to the CF Intermediary a fee consisting of an 8.5% cash commission based on the dollar amount of the Common Units sold in the 2025 CF Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $30 thousand setup fee and $12 thousand monthly fee for the use of the platform and marketing services payable to the CF Intermediary and its affiliates. As of the date of this Report, the Company has closed investments under the 2025 CF Offering totaling approximately $672 thousand. On April 29, 2025, the Company filed an amendment to its Form C, initially filed on March 5, 2025, with the Securities and Exchange Commission to, among other things, extend the deadline of its ongoing Regulation Crowdfunding offering. Subsequently, the offering was paused on April 30, 2025. As of the date of this Report, the Company has closed investments under the 2025 CF Offering totaling approximately $672 thousand.

On March 6, 2025, Skybound Games UK Limited entered into a settlement agreement with Ian Howe pursuant to which Mr. Howe’s employment with Skybound Games UK Limited was terminated effective as of February 7, 2025. The Company’s loan agreement with Mr. Howe will remain in effect in accordance with its terms (as amended from time to time). Pursuant to the loan agreement, the Company loaned Mr. Howe the principal amount of $300 thousand in July 2021, which loan is payable by Mr. Howe on demand by the Company.

On March 26, 2025, 5th Planet Games A/S finalized the internal merger between 5th Planet Games A/S and its wholly owned subsidiary, 5th Planet Games Development ApS. 5th Planet Games A/S will be the continuing company and 5th Planet Games Development ApS will be dissolved without liquidation by transferring its assets and liabilities as a whole to 5th Planet Games A/S. The purpose of the merger was to simplify the group structure and eliminate unnecessary administrative burdens and costs. As the merger is a group internal merger, the merger will have no effect on the value of 5th Planet Games A/S and no financial impact on the Company. The merger will have accounting effect from January 1, 2024.

On April 16, 2025, the Company, through Bumbio LLC, acquired 100% of Nine Four Entertainment Inc, a corporation formed in Nevada. Nine Four Entertainment is a leading creator and influencer talent management and brand development company.

On April 18, 2025, the Company, through Bumbio LLC, sold approximately 3,646 thousand shares of Series A Preferred Stock in Mega Cat Studios Inc., a private video game development company, to Mega Cat Studios Inc., which shares represented approximately 25% of Mega Cat Studios Inc.’s issued and outstanding shares. The Company, through Bumbio LLC, continues to hold approximately 5% ownership interest in Mega Cat Studios Inc.

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ITEM 8. Exhibits

Exhibit number	Description

1.1	Engagement Agreement with OpenDeal Broker LLC*
2.1	Certificate of Amendment*
2.2	Sixth Amended and Restated Limited Liability Operating Agreement*
2.3	First Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.4	Second Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.5	Third Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.6	Fourth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.7	Fifth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement***
2.8	Sixth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement***
2.9	Seventh Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*****
4.1	Subscription Agreement*
6.2	Investment Agreement between 5th Planet Games A/S and Skybound Game Studios, Inc.*
6.3	Master Agreement between East West Bank and Skybound Game Studios*
6.4	Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.5	Amended Schedule A to the Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.6	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and David Alpert****
6.7	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and Jon Goldman****
6.8	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and Robert Kirkman****
6.9	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and David Alpert****
6.10	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Jon Goldman****
6.11	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Robert Kirkman****
6.12	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Daniel Murray****
6.13	Skybound Holdings LLC - Form of Redemption Agreement****

*Previously filed as an exhibit to the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A filed December 6, 2022 (Commission File No. 024-11950, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm).

**Previously filed as an exhibit to the Skybound Holdings LLC Form 1-K filed April 11, 2023 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315223011894/0001493152-23-011894-index.htm).

***Previously filed as an exhibit to the Skybound Holdings LLC Form 1-U filed April 10, 2024 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224014247/0001493152-24-014247-index.htm).

****Previously filed as an exhibit to the Skybound Holdings LLC Form 1-K filed April 30, 2024 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224017090/0001493152-24-017090-index.htm).

*****Previously filed as an exhibit to the Skybound Holdings LLC Form 1-U filed June 7, 2024 (Commission File No. 24R-00809, available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224023186/0001493152-24-023186-index.htm).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 30, 2025 .

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this Form 1-K has been signed as of April 30, 2025, by the following persons on behalf of the issuer and in the capacities indicated.

/s/ David Alpert
Name:	David Alpert
Title:	CEO, Secretary, and Manager

/s/ Jon Goldman
Name:	Jon Goldman
Title:	Co-Chairman and Manager

/s/ Robert Kirkman
Name:	Robert Kirkman
Title:	Co-Chairman, Chief Creative Officer, and Manager

/s/ Carmen Carpenter
Name:	Carmen Carpenter
Title:	Manager

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